

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

July 10, 2009

Mr. Thomas W. Itin, CEO
LBO Capital Corp.
23399 Commerce Dr., Ste B-1
Farmington Hills, Michigan 48335

>　**Re:**　**LBO Capital Corp.**
>　　　**Form 10-K for the Fiscal Year Ended December 31, 2008**
>　　　**Filed on April 15, 2009**
>
>　　　**Form 10-Q for the Quarterly Period Ended March 31, 2009**
>　　　**Filed on May 19, 2009**
>
>　　　**Form 10-Q/A (Amendment No. 2) for the Quarterly Period Ended**
>　　　**September 30, 2008**
>　　　**Filed on May 15, 2009**
>
>　　　**Form 8-K Filed September 16, 2008**
>
>　　　**File No. 33-19107**

Dear Mr. Itin:

　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with other comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Year Ended March 31, 2009

Exhibits

1. We note the various acquisitions by LBO Capital during the reporting periods, including, without limitation, interests in Advanced Digital Components, Global Tech International, Ecoplastifuel and Load Hog Industries, as well as a distribution agreement between Load Hog and E&R Industrial Inc. and a joint venture between Global Tech and Weldmation. Please amend the Form 10-K or 10-Q, as appropriate, to file these agreements as exhibits or explain why you are not required to file such exhibits. See Item 601(b)(2) of Regulation S-K.

2. We note also the management agreement between the company and First Equity Corporation. See, e.g., page 7 of Form 10-K. Please file the agreement as an exhibit to your amended 10-K report. See Item 601(b)(10)(iii)(A).

3. We note statements indicating that certain subsidiaries of the company may have entered into a material contract on which the registrant's business is substantially dependent. Examples may include the following, without limitation:

    - a grant by Load Hog Industries, Inc. and Neuteq, Inc., both Pennsylvania corporations, to LBO and Load Hog Industries, Inc., a Michigan corporation and wholly owned subsidiary of LBO, of an exclusive right to manufacture and sell worldwide certain pneumatic lift kits, see, e.g., page 6 of Form 10-K;

    - an arrangement between Global Tech and Green Tech Manufacturing, LLC related to the manufacture, delivery and installation in Douglas-Coffee County, Georgia of certain machinery and equipment in the total amount of $11 million, see, e.g., page 11 of Form 10-K; and

    - a factoring agreement between the company and Capital Plus Partners, LLC entered into on March 12, 2009, see page 10 of Form 10-Q.

Please amend the Form 10-K or 10-Q, as appropriate, to file these agreements as exhibits or explain why you are not required to file them. See Item 601(b)(10)(ii)(B).

4. We note the disclosure in Notes 8. Notes Payable – Related Parties, Note 11. Notes payables transactions in 2007, and Note 12. Capital Stock relating to various notes and warrants. Please amend the Form 10-K to file as exhibits all material contracts and all instruments defining the rights of security holders, or explain why you are not required to file such exhibits. See Item 601(b)(4) and (10) of Regulation S-K.

5. Please amend your Form 10-K to provide a list of the registrant's subsidiaries as an exhibit. See Item 601(b)(21) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

6. Please substantially revise this section to describe your current and proposed business activities according to Item 101(h) of Regulation S-K. In this regard, please disclose the principal terms of all material contracts applicable to the conduct of your business activities, including the terms of license, intellectual property, technology or manufacturing agreements. Your descriptions should clarify the nature and amount of the expected revenues under these agreements, as mentioned in the first two paragraphs under Item 7 of Form 10-K and in Item 2 of Form 10-Q.

Item 5. Market for Company's Common Equity and Related Stockholder Matters

7.   Please amend the Form 10-K to provide all of the disclosure required by Item 201 of Regulation S-K.

Item 7. MD&A

Liquidity and Capital Resources

8. Please significantly expand the disclosure concerning the registrant's financial condition and changes in financial condition according to the requirements of Item 303 of Regulation S-K. As part of your disclosure, each material source of liquidity during 2007 and 2008 should be quantified and described in all principal respects. Further, the company's financial obligations relating to the Douglas-

Coffee County, Georgia activity should be quantified and explained in all material respects.

9. We note the statements indicating that the company (i) has licensed intellectual property and technology with several third parties and anticipates a revenue stream from the related arrangements; (ii) has met most of its cash needs from related party financing; and (iii) has entered into an arrangement with Green Tech under which it will manufacture, deliver and install certain machinery and equipment in an aggregate amount of $11 million. See also page 54 (reference to license and royalty agreement between LBO and Environmental Recycling Technologies, PLC); Notes to consolidated financial statements, including Note 8. Notes payable- related parties; Note 11. Notes payables transactions in 2007; Note 15. Subsequent Events). Please amend the Form 10-K to file these agreements as exhibits, or explain why you are not required to file such exhibits. See Item 601(b)(10) of Regulation S-K.

Item 9.A Controls and Procedures, page 18

Management's Report on Internal Control over Financial Reporting

10. We note that you identified material weaknesses in your assessment of the effectiveness of internal control over financial reporting as of December 31, 2008. Item 308T(a)(3) of Regulation S-K requires a statement from management as to whether or not internal control over financial reporting is effective. Please revise to include such a statement on the effectiveness of internal control over financial reporting as of December 31, 2008.

Remediation and Changes in Internal Controls

11. Please revise to provide disclosure required by Item 308T(b) of Regulation S-K. In that regard, please disclose any changes in internal control over financial reporting that occurred during your *fourth fiscal quarter*.

12. We note your disclosure on the consolidation of accounting functions and other changes related to cash management, such as bank accounts and their signatories that was included in your September 30, 2008 Form 10-Q/A (Amendment No. 2) and December 31, 2008 Form 10-K. We further note the disclosures in your September 30, 2008 Form 10-Q/A (Amendment No. 2), December 31, 2008 Form 10-K, and March 31, 2009 Form 10-Q that there were no changes in internal control over financial reporting ("ICFR"). Please explain to us how you determined the consolidation of accounting functions and other changes related to cash management were not changes in your ICFR. Alternatively, revise the

appropriate Exchange Act report disclosure to provide the information required by
Item 308T(b) of Regulation S-K, as applicable.

Item 10. Directors, Executive Officers and Corporate Governance

13. We note that you identify Majlinda Xhuti as the company's CFO but do not
    provide the disclosure required by Item 10 of Form 10-K with respect to this
    particular executive officer. Please include such disclosure in an amended Form
    10-K.

Item 11. Executive Compensation

14. Please amend the Form 10-K to provide the disclosure required by Item 402(n)
    through (r) of Regulation S-K. In this regard, please note that Item 402(a)(2)
    requires the disclosure of all compensation, including compensation paid by "any
    person for all services rendered in all capacities to the registrant and its
    subsidiaries, unless otherwise specifically excluded from disclosure in this item."
    In this regard, any compensation paid by First Equity would be reportable under
    this requirement.

Incentive Stock Option Plan

15. Please amend the Form 10-K to file the Stock Option Plan as an exhibit. See Item
    601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships, Related Transaction and Director Independence

16. Please revise to provide the disclosure required by Item 404 of Regulation S-B.
    For example, your disclosure omits transactions referenced in note 8 and 12 to the
    financial statements.

Signatures

17. Please amend the Form 10-K to include the signature of your controller or
    principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to
    Form 10-K. If your controller or principal accounting officer has signed the Form
    10-K, but the signature page does not indicate that the person signing occupies
    that position, then please indicate each capacity in which the officers are signing
    the report. See Instruction D(2)(b) to Form 10-K

Notes to Consolidated Financial Statements

Note 2. Acquisitions

18. We note you issued stock to acquire 87% of the common stock of GTI and 86% of the common stock of ADCI and accounted for the transaction using the purchase method of accounting. Please tell us how you identified the acquiring entity. In your response, explain to us how you addressed each of the factors within paragraph 17 of SFAS 141 in concluding that the transaction was a business combination instead of a capital transaction in which an operating company issues shares for the net monetary assets of a shell company and executes a recapitalization.

19. If you continue to believe the purchase method of accounting for your September 15, 2008 acquisitions was appropriate, please revise your financial statements as follows:

    a) Include audited predecessor financial statements for all required prior periods with no lapse in audited periods;
    b) Distinguish between your predecessor and successor financial statements;
    c) Revise your footnotes to clarify the nature of and your accounting for the transaction, and appropriately describe the presentation of your financial statements; and
    d) Record the non-controlling interests in the operating companies, as appropriate.

20. If you no longer believe the purchase method of accounting for your September 15, 2008 acquisitions was appropriate, please revise your financial statements to reflect the reverse merger as a capital transaction. In that regard, the following adjustments would be necessary:

    a) The accumulated deficit of the Company after the transaction should equal the accumulated deficit of the operating companies, adjusted for any transaction costs;
    b) The paid-in capital of LBO Capital at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital;
    c) No goodwill would result from the transaction;
    d) The non-controlling interests in the operating companies should be recorded, as appropriate;
    e) The financial statements for periods prior to the reverse merger should be those of the operating companies (i.e. on a comparable basis), presented in conformity with US GAAP, and should be retroactively restated to give effect to the merger;

f) The number of outstanding shares and earnings per share should also be retroactively restated for the periods presented;

g) Any material increases or decreases to stockholders' equity that results from the transaction should be explained, if applicable; and

h) The footnotes should be revised to describe the transaction, the related accounting treatment, and that the capital structure of the consolidated enterprises is different from that appearing in the financial statements of the operating entities in earlier periods due to the recapitalization.

Note 6. Intangible Assets, Net, page 49

21. We note you have intangible assets, net of $917,205 as of December 31, 2008, and that you experienced net losses during 2008. Please tell us how you considered paragraph 8 of SFAS 144 in determining whether to test your long-lived assets for impairment. If you indeed conducted an impairment test, tell us how you group your long-lived assets for purposes of testing for impairment, the results of your test, and explain to us why an impairment charge was not recognized. In addition, describe in the footnotes any royalties that could be payable under the license and royalty agreements that gave rise to the intangible assets.

Form 10-Q for the Quarterly Period Ended March 31, 2009

22. Please revise Item 2 to provide the disclosure required by Item 303(b)(1) of Regulation S-K relating to changes in financial condition during the quarter.

23. We note that on February 1, 2009, the company entered into a one-year lease agreement with VPT Properties, LLC. A purchase option is available for $965,000. Please file the agreement as an exhibit in an amended Form 10-Q or explain why you are not required to file it. See Item 601(b)(10)(ii)(D).

Note 3. Accounts Receivable

24. We note your March 12, 2009 factoring agreement with Capital Plus Partners, LLC ("Capital Plus") in which you transferred and assigned $700,000 of accounts receivable to Capital Plus and received an advance of $560,000 from them. Please advise us of the following with respect to this facility:

a) Tell us if your factoring arrangement meets the sale criteria in paragraph 9 of SFAS 140, or if you account for the transfers of receivables as a secured borrowing with pledge of collateral pursuant to paragraph 12 and 15 of SFAS 140.

b) Based on your response to the comment directly above, provide us with an explanation to support how your accounting policy for the factoring arrangements complies with SFAS 140.

c) Tell us the extent of your recourse obligations under this agreement, if any.

d) Tell us where you have classified the borrowings and repayments under this facility, as applicable, within your Consolidated Statement of Cash Flows for the three months ended March 31, 2009.

e) Revise your footnote to include the disclosures required by paragraph 17 of SFAS 140, as applicable to your accounting for the factoring agreement.

Form 10-Q/A (Amendment No. 2) for the Fiscal Quarter Ended September 30, 2008

Explanatory Note

25. We note the restatement of your September 30, 2008 financial statements upon concluding that the balances that were initially provided to you by the then accounting staff of Advanced Digital Components, Inc. ("ADCI") and Global Tech International, Inc. ("GTI") were not correct. Please tell us how you considered the requirements of Item 4.02 of Form 8-K in your decision to not report the non-reliance on previously issued financial statements or a related audit report or completed interim review, on a Form 8-K.

26. With respect to the restatement of your September 30, 2008 financial statements, please tell us how you considered paragraphs 25-26 of SFAS 154 for the correction of an error in previously issued financial statements.

Form 8-K Filed September 16, 2008

Item 9.01 Financial Statements and Exhibits

A) Audited Financial Statements of Businesses Acquired

27. We note that the UHY LLP audit reports for Advanced Digital Components, Inc. ("ADCI") and Global Tech International, Inc. ("GTI") did not comply with Rule 2-02 of Regulation S-X. In this regard, the audit reports do not identify the financial statements covered by the report nor does it state clearly the opinions of the auditor. Please amend your Form 8-K to include revised audit reports from UHY LLP that are in compliance with Rule 2-02 of Regulation S-X. Refer to AU Section 508.08 for additional guidance.

Closing comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: LBO Capital Corp.
        Fax: (248) 489-9495